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                              May 12, 2021

       Kevin Rakin
       Chief Executive Officer
       HighCape Capital Acquisition Corp.
       452 Fifth Avenue, 21st Floor
       New York, NY 10018

                                                        Re: HighCape Capital
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 11, 2021
                                                            File No. 333-253691

       Dear Mr. Rakin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed May 11, 2021

       Summary Historical Financial Information of HighCape, page 38

   1.                                                   Please revise this data
to reflect the restatement.
       Background of the Business Combination, page 105

   2. We note your response to prior comment 2 and reissue. Please expand your disclosure in the "Background of the
Business Combination" section to include the information
                                                        required by Item
1015(b) of Regulation M-A with respect to J.P. Morgan's third-party valuation.
 Kevin Rakin
HighCape Capital Acquisition Corp.
May 12, 2021
Page 2

       You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameKevin Rakin
                                                         Division of
Corporation Finance
Comapany NameHighCape Capital Acquisition Corp.
                                                         Office of Life
Sciences
May 12, 2021 Page 2
cc:       David Johansen, Esq.
FirstName LastName